UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                           (Amendment No. ___)*

                      Carbide/Graphite Group, Inc.
                      ____________________________
                             (Name of Issuer)

                Common Stock (par value $0.01 per share)
                ________________________________________
                      (Title of Class of Securities)

                                140777103
                              ______________
                              (CUSIP Number)


                              June 17, 1997
          _______________________________________________________
          (Date of Event which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [   ]  Rule 13d-1(b)

               [ x ]  Rule 13d-1(c)

               [   ]  Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  140777103        Schedule 13G         Page 2 of 6 Pages

1
NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

     James J. Filler
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
INSTRUCTIONS):

(a)  [ X ]               (b)  [  ]

     Mr. Filler is a 25% owner of Jefferson Capitol, Inc.
and Jefferson Iron & Metal Brkrg. Co. Profit Sharing Plan.

3
SEC USE ONLY:

4
CITIZENSHIP OR PLACE OF ORGANIZATION:

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

5   SOLE VOTING POWER:             554,150
6   SHARED VOTING POWER            273,450
7   SOLE DISPOSITIVE POWER         554,150
8   SHARED DISPOSITIVE POWER       273,450

9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON:

     827,600



10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES (SEE INSTRUCTIONS):  [  ]

11
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

     9.9%

12
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

     IN

                                           Page 3 of 6 Pages

                        Introductory Note

    In its most recent Form 10-Q filed with the Commission on June 14, 1999, Carbide/Graphite Group, Inc. reported that as of April 30, 1999 it had 8,327,842 shares of Common Stock issued and outstanding.

    Item 1

    (a)  Name of Issuer

         Carbide/Graphite Group, Inc.

    (b)  Address of Issuer's Principal Executive Offices

         One Gateway Center
         19th Floor
         Pittsburgh, PA  15222

    Item 2

    (a)  Name of Person Filing

         James J. Filler

    (b)   Address of Principal Business Office or, if none,
          Residence

         The principal business office for Mr. Filler is:
         c/o Jefferson Iron & Metal Brkrg Co.
         P.O. Box 131449
         Birmingham, Alabama  35213

    (c)  Citizenship

         Mr. Filler is a United States citizen.

    (d)  Title of Class of Securities

         Common Stock, par value $0.01 per share

    (e)  CUSIP Number

         Not applicable.

    Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                Not Applicable

    Item 4.     Ownership

    (a)  Amount Beneficially Owned

          Mr. Filler beneficially owns a total of 827,600 shares of the Common Stock, par value $.01 of Carbide/Graphite Group, Inc. This number includes shares held in Mr. Filler's Individual Retirement Account ("IRA"), as well as shares held by his daughter, Nan Filler, and in the IRA of his wife, Carol Filler. Of those shares beneficially owned by Mr. Filler, 111,250 shares are

                                           Page 4 of 6 Pages

    indirectly owned through Jefferson Capitol, Inc. (a corporation owned 25% by Mr Filler); 162,200 shares are indirectly owned through Jefferson Iron & Metal Brkrg Co. Profit-Sharing Plan (in which Mr. Filler holds a 25% interest).

    (b)  Percent of Class

          Mr. Filler beneficially owns 9.9% of the Common Stock, par value $.01 of Carbide/Graphite Group, Inc.

    (c)  Number of shares as to which such person has:

       (i) sole power to vote or to direct the vote

           Mr. Filler has the sole power to direct the vote of an aggregate of 554,150 shares. This number includes shares held directly by Mr. Filler, as well as those held in Mr. Filler's IRA, his wife, Carol Filler's, IRA and those held by his daughter.

      (ii) shared power to vote or to direct the vote

          Mr.  Filler  shares  power to direct the vote of an
    aggregate of 273,450 shares. This number includes shares held
    by his daughter and in his wife's IRA.   This number also includes
    shares indirectly owned by Mr. Filler through Jefferson
    Capitol, Inc. and Jefferson Iron & Metal Bkrg Co. Profit-Sharing
    Plan.

     (iii) sole power to dispose or to direct the disposition of

          Mr. Filler has the sole power to direct the disposition of an aggregate of 554,150 shares. This number includes shares held directly by Mr. Filler, as well as those held in Mr. Filler's IRA.

      (iv)  shared power to dispose or to direct the disposition of

          Mr. Filler shares power to direct the vote of an aggregate of 273,450 shares. This number includes shares held by his daughter and in his wife's IRA. This number also includes shares indirectly owned by Mr. Filler through Jefferson Capitol, Inc. and Jefferson Iron & Metal Bkrg Co. Profit-
    Sharing Plan.

    In making his determination as to his beneficial ownership of Carbide/Graphite Group, Inc., Mr. Filler mistakenly counted only the 444,450 shares he beneficially owns (as of the date of this filing) directly in his capacity as an
    individual.   Taking into account only Mr. Filler's direct
    beneficial ownership in his individual capacity, Mr. Filler became the beneficial owner of more than 5% of Carbide/Graphite Group, Inc. Common Stock on October 13, 1999, at which point he purchased 10,000 shares, giving him a total of 426,700 shares, or 5.1% of issued and outstanding
    Carbide/Graphite Group, Inc. Common Stock.   Mr. Filler
    failed to include the 16,500 shares held in his IRA as of October 12, 1999 and to date; the 36,700 shares held in his wife, Carol Filler's, IRA as of October 12, 1999 and to date; the 40,000 shares held by his daughter, Nan Filler, as of October 12, 1999 (which number is 56,500 as of the date of this filing); the 60,500 shares held by Jefferson
    Capitol, Inc., as of October 12, 1999 (which number is 111,250 as of the date of this filing); and the 122,200 shares held by Jefferson Iron & Metal Bkrg Co. Profit
    Sharing Plan as of October 12, 1999 (which number is 162,200 as of the date of this filing).

                                              Page 5 of 6 Pages

    Item 5. Ownership of Five Percent or Less of a Class

            Not Applicable

    Item 6. Ownership of More than Five Percent on Behalf of
            Another Person.

            Not Applicable

    Item 7. Identification and Classification of the Subsidiary
            Which Acquired the Security Being Reported on By the
            Parent Holding Company

            Not Applicable

    Item 8. Identification and Classification of Members of the
            Group

            Not Applicable

    Item 9. Notice of Dissolution of Group

            Not Applicable

    Item 10. Certification.


          By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                             Page 6 of 6 Pages

                            SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                10/25/99
                                      __________________________
                                                (DATE)

                                           /s/ James J. Filler
                                      __________________________
                                               James J. Filler



      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:   Schedules filed in paper format shall include a signed
original and five copies of the schedule, including all exhibits.
See 240.13d-7 for other parties for whom copies are to be sent.

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)